Exhibit 99.5

James Hardie Announces Adjusted Net Operating Profit of
US$61.7 million for Fiscal Year 2018 First Quarter

James Hardie today announced results for the quarter ended 30 June 2017:

•	Group Adjusted net operating profit of US$61.7 million for the quarter, a decrease of 7% compared to the prior corresponding period (“pcp”);

•	Group Adjusted EBIT of US$88.3 million, a decrease of 10% compared to pcp;

•	Group net sales of US$507.7 million, an increase of 6% compared to pcp;

•	North America Fiber Cement Segment volume increased 2% compared to pcp;

•	North America Fiber Cement Segment net sales of US$393.1 million, an increase of 6% compared to pcp;

•	North America Fiber Cement Segment EBIT margin of 20.3%;

•	International Fiber Cement Segment EBIT margin of 23.6%; and

•	Made a payment of US$102.2 million to AICF on 3 July 2017.

CEO Commentary

James Hardie CEO Louis Gries said, “Our North America Fiber Cement Segment results reflect top line growth of 6% including volume growth below our market index. Additionally, manufacturing inefficiencies and production costs led to a decrease in EBIT margin of 5.2 percentage points compared to the prior corresponding period."

He continued, “The capacity constraints which arose in the prior fiscal year dampened our demand, despite our capacity increasing compared to the prior corresponding period and the prior quarter. Additionally, even though our manufacturing inefficiencies and production costs remain higher than our historic and prior corresponding period levels, they have begun to stabilize. Our focus this year will be on increasing our manufacturing capacity to drive a higher, longer term, return on capital and improving the performance of our North America manufacturing network.”

He added, “Within our International Fiber Cement business, net sales increased 8% due to volume increases in our Asia Pacific markets; and, EBIT increased 10%, driven by the strong performance of our Australian and New Zealand businesses.”

Mr. Gries concluded, “Our group results for the first quarter reflected marginal top line growth, as well as EBIT margin and Adjusted NOPAT that were below our expectations. However, we expect performance in North America to improve throughout fiscal year 2018. Finally, on 3 July 2017, we made a payment of US$102.2 million to AICF, representing 35% of our free cash flow, as defined in the AFFA, for fiscal year 2017.”

Outlook

We expect to see steady growth in the US housing market in fiscal year 2018. The single family new construction market and repair and remodel market are expected to grow similar to the year-on-year growth experienced in fiscal year 2017. The Company expects new construction starts between approximately 1.2 and 1.3 million.

We expect our North America Fiber Cement segment EBIT margin to be in our stated target range of 20% to 25% for fiscal year 2018. This expectation is based upon the Company continuing to drive improved operating performance in its plants, stable exchange rates and input cost trends.

Net sales from the Australian business are expected to trend in line with the average growth of the domestic repair and remodel and single family detached housing markets in the eastern states of Australia. Similarly, growth in the New Zealand business is expected into fiscal year 2018.

Full Year Earnings Guidance

Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2018 is between US$248 million and US$297 million. Management expects full year Adjusted net operating profit to be between US$240 million and US$280 million assuming, among other things, housing conditions in the United States continue to improve in line with our assumed forecast of new construction starts, input prices remain consistent and an average USD/AUD exchange rate that is at, or near current levels for the remainder of the year. Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile.

The comparable Adjusted net operating profit for fiscal year 2017 was US$248.6 million. The Company is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods.

Further Information
Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three months ended 30 June 2017 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net operating profit and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2017.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-US GAAP financial measure used in this press release. See the sections titled “Non-US GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the first quarter ended 30 June 2017.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2017; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
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Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au